________________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

           [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000


             [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


               For the transition period from _______ to _______


                        Commission file number  0-23946


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      PEDIATRIC SERVICES OF AMERICA, INC.
                         EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      PEDIATRIC SERVICES OF AMERICA, INC.
                            310 TECHNOLOGY PARKWAY
                            NORCROSS, GA 30092-2929


________________________________________________________________________________

                                   FORM 11-K
                      Pediatric Services of America, Inc.
                         Employee Stock Purchase Plan


                  Index to Financial Statements and Exhibits

       As of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000

                                                                                                       Page
                                                                                                      Number
                                                                                                      ------
Report of Independent Auditors.....................................................................        3

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999...................        4

Statements of Changes in Net Assets Available for Benefits for each of the three years in the
   period ended December 31, 2000..................................................................        5

Notes to Financial Statements......................................................................        6

Signature..........................................................................................        8

Exhibit 23 - Consent of Ernst & Young LLP..........................................................        9

                         Report of Independent Auditors

Compensation Committee of the Board of Directors
Pediatric Services of America, Inc.

We have audited the accompanying statements of net assets available for benefits of the Pediatric Services of America, Inc. Employee Stock Purchase Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Pediatric Services of America, Inc. Employee Stock Purchase Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                              /s/ Ernst & Young LLP

Atlanta, Georgia
May 10, 2001

                      Pediatric Services of America, Inc.
                          Employee Stock Purchase Plan

                Statements of Net Assets Available for Benefits


                                                           December 31
                                                         2000      1999
                                                       ------------------
Assets
Receivable from Pediatric Services of America, Inc.    $5,223     $51,481
                                                       ------------------
Net assets available for benefits                      $5,223     $51,481
                                                       ==================



See accompanying notes.

                      Pediatric Services of America, Inc.
                          Employee Stock Purchase Plan

           Statements of Changes in Net Assets Available for Benefits


                                                 Years ended December 31
                                            2000          1999           1998
                                          -------------------------------------
Additions to net assets attributed to:
 Participant contributions                $153,125      $242,641       $321,239
 Employer contribution                      22,125        32,319         46,205
                                          -------------------------------------
Total additions                            175,250       274,960        367,444

Deductions from net assets attributed to:
 Purchases of Pediatric Services of
  America, Inc. common stock               215,482       284,035        333,309
 Amounts refunded to Plan participants       6,026        28,710         12,032
                                          -------------------------------------
Total deductions                           221,508       312,745        345,341
                                          -------------------------------------
Net increase (decrease)                    (46,258)      (37,785)        22,103
Net assets available for benefits:
 Beginning of year                          51,481        89,266         67,163
                                          -------------------------------------
 End of year                              $  5,223      $ 51,481       $ 89,266
                                          =====================================



See accompanying notes.

                      Pediatric Services of America, Inc.
                          Employee Stock Purchase Plan

                         Notes to Financial Statements

                               December 31, 2000


1. Description of the Plan

Effective January 1, 1996, the Board of Directors of Pediatric Services of America, Inc. (the "Company") adopted the Pediatric Services of America, Inc. Employee Stock Purchase Plan (the "Plan"). On January 1, 1997, the Company's Board of Directors voted to amend and restate the Plan, thereby allowing an employee's election under the Plan to remain in effect until the employee files written change.

The Plan is administered by the Compensation Committee of the Company's Board of Directors.

The Company offers to eligible and participating employees an option to purchase shares of the Company's common stock, $.01 par value per share (the "Common Stock"), on a calendar quarter basis through payroll deductions. Initially, each eligible employee files an Enrollment Election Form within a specified time frame authorizing specified payroll deductions in an amount not less than 1 percent nor greater than 5 percent of such employee's base pay for each payroll during the Offering Period, as defined in the Plan. Regardless of the percentage elected by the employee, a maximum of $10,000 per calendar year may not be exceeded. Participants can withdraw from the Plan at any time and receive a refund of their contributions that have not been invested in Common Stock.

Participant contributions are made through payroll deductions on an after-tax
basis.   Payroll deductions begin on the first day of the Offering Period
(January 1, April 1, July 1, October 1) and continue until the last pay period of the quarter. On the last day of the calendar quarter (the "Offering Exercise Date"), the Company contributes 15% of the total amount of each employee's contributions to the Plan for the calendar quarter. Participants' and the Company's contributions, net of participants' refunds, are used to purchase shares of the Common Stock at fair market value on the open market on each Offering Exercise Date or in the following four business days thereafter. Participants are immediately vested in their contributions and related employer contributions.

                      Pediatric Services of America, Inc.
                          Employee Stock Purchase Plan

                   Notes to Financial Statements (continued)


1. Description of the Plan (continued)

The Plan purchased 115,669, 161,986 and 38,505 shares of the Common Stock for participants during 2000, 1999 and 1998, respectively. Shares of the Company's Common Stock purchased under the Plan at the end of each purchase period are held for participants in individual sub-accounts with Salomon Smith Barney, the administrator of the Plan. Stock certificates are issued only upon request.

Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Upon termination of the Plan, all payroll deductions not used to purchase Common Stock would be refunded to participants.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Plan management to make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Plan Expenses

The Company paid all administrative expenses of the Plan.

3. Federal Income Taxes

The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986. Issuance of shares under this Plan are not intended to result in taxable income to participants in the Plan based on provisions in Section 423 of the Internal Revenue Code.

Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  June 28, 2001
                         PEDIATRIC SERVICES OF AMERICA, INC.
                         Employee Stock Purchase Plan



                         By:  /s/ James M. McNeill
                            ---------------------------------------------------
                              James M. McNeill
                              Senior Vice President and Chief Financial Officer